gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

February 7, 2006

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A-1

File No.: 333-130599

Dear Ms. Jacobs:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are either made in response to staff comments on the initial filing or represent an updating of material previously filed to reflect any developments in Southridge Technology’s business.  The paragraph numbers below correspond to the numbered comments in your January 18, 2006 letter of comment.

General

1.

We have added the requested language regarding Regulation C, Rule 419 in expanded 2nd paragraph to Risk Factor No. 2 and have made reference to plan to meet Exchange Act reporting obligations in the last paragraph to Risk Factor No. 2 as well as in MD&A – Operations and Liquidity and as evidenced by new Exhibit 10.3.

2.

The financial statements in Amendment One are current.

Prospectus Cover Page

3.

We have removed the sentence disclosing the number of shares outstanding and the last three sentences in paragraph three of the cover page and added the information to a new paragraph in the Prospectus Summary.

Prospectus Summary

4.

We have expanded the description of our business.

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

5.

We have modified the disclosure to indicate that the information on our website is not and should not be considered a part of the prospectus.

6.

We have added a paragraph disclosing our limited financial resources and the going concern uncertainty. In regard to the balance of your comment, although we had an operating loss in 2005, we do not have an accumulated deficit, but rather retained earnings approximating $84,000 as of our most recent fiscal year-end of September 30, 2005.

7.

We relocated the Summary Financial Information to this section.

Risk Factors

8.

We have added Risk Factor No. 21 indicating that Mr. Garzi, our president and chief financial officer has no meaningful accounting or financial reporting education or experience.

9.

We have indicated that the disclosed risk factors are “material” risk factors.

A significant number of our revenue is derived from a small number…

10.

As per our recent telephone conversation of February 1, 2006, we have not disclosed and do not wish to disclose names of customers accounting for 10% or more of Southridge Technology Group’s revenues since we do not want competitors soliciting such firms which may occur if firms names are made public.

We are not aware of any SEC Rule or Regulation requiring such disclosure and would appreciate your cooperation regarding the Company’s non-disclosure position.

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

Selling Stockholders

11.

As indicated during the course of our conversation, there never was any Exchange Agreement.  Southridge Technology Group, LLC converted into Southridge Technology Group, Inc. as indicated in Exhibit 3.1a.  As part of such conversion, 10 million shares of the Company’s common stock were issued to the Company’s President, Mr. Garzi and Sunodia Partners LP, (the President of Sunodia’s General Partner being a Company director, Mr. Hicks) in exchange for all of their membership units in Southridge Technology Group, LLC.

As relates to the balance of 40 shareholders who acquired 560,000 shares, each of such persons signed identical investment letters (except for their names and number of shares purchased) and we are filing, as a new exhibit, a form of such investment letter, as agreed to.  See also Item 26 to the Company’s Registration Statement.

12.

Messrs. Garzi and Hicks were identified as underwriters, and Michael Byl is now also so identified.  We have added the requested language regarding time of purchase and absence of agreements or understandings.

Management Discussion and Analysis or Plan of Operation

13.

We have expanded our description of the business. In doing so, we have emphasized that we have a single line of business which is providing computer services to customers.

14.

The Company’s Director, Stephen Hicks has agreed to loan STG funds to permit it to meet its reporting obligations. This fact is disclosed and documented by newly-filed Exhibit 10.3a.

15.

MD&A has been revised.

16.

We have disclosed explicitly that there are no known business trends or events that are likely to have a material impact on our future operations.

17.

We have disclosed explicitly that we have no off balance sheet arrangements, obligations under any guarantee contracts or contingent obligations.

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

Liquidity and Capital Resources

18.

We disclose that we expect to meet our operating requirements for the next 12 months and the reasons therefor.

19.

We have added disclosure of the primary factors and drivers impacting our cash flow situation.

20.

We have expanded and modified our disclosure concerning our cash requirements in the future. We disclose that we have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future. We also disclose that if the number of our engagements and billable hours decreases, we may be forced to reduce the number of our employees.

Critical Accounting Policies

21.

We have modified our disclosures to indicate the principal factors underlying revenue recognition. The nature of our business and short timeframe of each engagement reduces the uncertainty of revenue recognition. Our business is not going to change, and we are unaware of any factors that will cause our basic assumptions to change. In the future we will comply with SEC Release 33-8350 by having our principal shareholder, Stephen M. Hicks (See “Directors, Executive Officers, Promoters And Control Persons”) who has extensive financial experience, meet regularly with our president to identify and quantify trends impacting our business. To the extent considered necessary, we will also use outside consultants and advisors to assist us.

Business

22.

We have significantly expanded our description of our business and operations.

23.

We have expanded our disclosure about the 10% or greater customers. The services performed for these customers are similar to the services performed for other customers. No such services related to long-term contracts or projects.

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

24.

All of our advisors are technical computer advisors. We modified the disclosure referred to in Comment 24 to indicate that our technical consultants also provide services in installing or modifying accounting and financial software, as well as corporate email and information systems.

Ongoing Maintenance and Service

25.

We have expanded our disclosure of these services.

Property

26.

We are a small renter in a facility controlled by an affiliate of our principal shareholder. That facility has more than enough capital at risk to maintain its operations. To the best of our knowledge, the equity investors in that business do not have disproportionate voting rights in comparison to their economic interests. We simply rent a small amount of office space from them. There is no apparent way in which FIN 46R applies in this case.

27.

The lease agreement expired in January 2006. A written extension has not been signed.

Summary Compensation Table

28.

We have disclosed that the amounts in question were bonuses.

Certain Relationships and Related Transactions

29.

We have added a paragraph addressing possible conflicts of interest.

Description of Securities

30.

We have made the appropriate correction throughout the document.

Note 2 – Summary of Significant Accounting Policies

g. Revenue Recognition

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

31.

We are a service provider. Most of our engagements are very short term lasting less than one month. We have virtually no obligations after an engagement is completed. We provide virtually no warranties. If we are involved with installation of hardware or software, the customer receives whatever warranty is provided by the manufacturer, but none from us. We recognize revenue when the engagement is completed. Our sales invoice is payable upon presentation, although most customers pay us in their typical payables cycle. At the time of billing, all services have been delivered, the invoice price has been determined, and we believe that collectibility is reasonably assured. There are no uncertainties or possibility of performing future services under that engagement. There are no uncertainties or contingencies remaining at the time of billing. The footnote has been revised to address the above disclosure.

32.

We currently have eight web hosting customers who pay $40 per month. Revenue is recognized on a monthly basis. Total revenue associated with web hosting in 2005, including setup fees, was $4,103. EITF 00-3 does not pertain to this hosting activity because the customer does not have the contractual right to take possession of the software at any time during the hosting period, and it is feasible for the customer to contract with another party, unrelated to Southridge, to host.

33.

In cases in which we sell hardware or software, we purchase the products from a major vendor. We include the product in our installation billing to our customer. With regard to Paragraphs 7 to 14 of EITF 99-19:

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

EITF 99-19 Position	Comment

The company is the primary obligor in the arrangement	STG is the primary obligor in all cases

The company has general inventory risk (before customer order is placed or upon customer return)	STG assumes all risk of loss beyond vendor’s standard return policy made available to all retail customers

The company has latitude in establishing price	STG is the sole determinant of its installation price to its clients.

The company has physical loss inventory risk (after customer order or during shipping)—	STG has all the risk of loss before installation.

The company changes the product or performs part of the service	STG installs the products and attaches to network

The company has discretion in supplier selection	STG selects vendors

The company is involved in the determination of product or service specifications	STG advises the customer on all specification matters

The company has credit risk	STG has all credit risk

Based on the above, it appears that STG is the principal in these transactions. Total revenue relating to sales of hardware and software was $282,556 and $70,619 in 2005 and $149,064 and $32,817 in 2004, respectively.

34.

STG’s revenue recognition policy appears consistent with FASB 99-19’s requirements.

Note 3 – Going Concern

35.

Note 3 has been expanded to describe STG’s plans.

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

Note 4 – Stockholders’ Equity

36.

STG’s shares have no objective value. Book value is negligible, and our auditors expressed significant doubts about our ability to continue as a going concern. Accordingly, we considered par value to be indicative of fair value. We also thought that if friends, relatives and business associates owned small numbers of shares, it may increase their interest in our operations which could result in business referrals, although no such obligations exist. The shares are recorded at cost since no services or other considerations exist.

Note 5 – Significant Customers and Related Party Transactions

37.

Our principal shareholder is an investor in the companies that are considered related parties. He referred their business to us. In each case, the terms of our billing are identical to the terms of our billings for similar services to other unrelated customers. Our disclosure makes it clear that we might not have received the engagements if they had not been referred by our principal shareholder, and we may not retain them. However, the billing terms are no different from other engagements.

Note 6 – Income Taxes

38.

There are no significant differences between income for book and tax purposes. As such, no deferred tax assets or credits would have been recorded. The pro forma amounts have been added to the Statements of Operations to reflect the provision for income tax which would have been recorded if the Company had been a C corporation since inception in which case it would have been able to realize a benefit from its operating losses through carryback. If the pro forma assumption had been as of the first date of presented, there would be no difference from the historical presentation because utilization of a loss carryforward cannot be considered more likely than not.

Segment

39.

STG is involved in one principal business – providing general computer services to small business and professional firm customers.

_____________________________________________________________________________

gary b. wolff, p.c.

  Counselor At Law

Jay Ingram

Division of Corporate Finance

U.S. Securities and Exchange Commission

February 7, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A1

File No.: 333-130599

Part ll – Information Not Required in Prospectus

Undertakings

40.

New Undertaking as effective December 1, 2005 is included.

Recent Sales of Unregistered Securities

41.

Reference to 504, inadvertently inserted, has been deleted.

If you have any questions or require anything further, please feel free to call me at

212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Southridge Technology Group, Inc.

Most & Company, LLC

_____________________________________________________________________________